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                               June 7, 2022

       Jinfeng Huang
       Chairman of the Board of Directors and Chief Executive Officer Yatsen Holding Ltd
       Building No. 35, Art Port International Creation Center
       No. 2519 Xingang East Road, Haizhu District
       Guangzhou 510330
       People's Republic of China

                                                        Re: Yatsen Holding Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed April 22,
2022
                                                            File No. 001-39703

       Dear Mr. Huang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed April 22, 2022

       Our Holding Company Structure and Contractual..., page 3

   1. Because you are a Cayman Islands holding company with operations conducted by subsidiaries and
through contractual arrangements with a VIE based in China, please disclose that this
structure involves unique risks to investors. If true, disclose that these contracts have not been
tested in court. Explain whether the VIE structure is used to provide investors with
exposure to foreign investment in China-based companies where
                                                        Chinese law prohibits
direct foreign investment in the operating companies, and disclose that investors may
never hold equity interests in the Chinese operating company. Your disclosure should
acknowledge that Chinese regulatory authorities could disallow this structure, which would
likely result in a material change in your operations and/or a material change in the
value of your securities, including that it could cause the value of
 Jinfeng Huang
FirstName  LastNameJinfeng Huang
Yatsen Holding  Ltd
Comapany
June 7, 2022NameYatsen Holding Ltd
June 7,
Page  2 2022 Page 2
FirstName LastName
         your securities to significantly decline or become worthless.
2. Please revise page 3 to disclose prominently that there are legal and operational risks associated with having your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, have or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         a U.S. or other foreign exchange.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. It appears that you use terms such as "we," "our," "our company,"
         and "us" when describing activities or functions of the VIE. Please update to remove using such terms when referring to a VIE. For example, clarify, if true, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
Permissions or Filings Required from the PRC..., page 5

4. In this section, disclose each permission or approval that you, your subsidiaries, or the
         VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors, and revise to remove the "material" qualifier contained in the third sentence under the heading. Revise to explain how you determined that permissions are not required by China Securities Regulatory Commission
(CSRC),
         Cyberspace Administration of China (CAC) or other governmental agencies, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
The Holding Foreign Companies Accountable Act, page 5

5.       Please prominently disclose that the Public Company Accounting
Oversight Board
         (   PCAOB   ) has determined that it is unable to inspect or
investigate completely the
         registered public accounting firm that you have retained because of a position taken by an authority in the foreign jurisdiction. In light of this determination, provide additional disclosure regarding how the Holding Foreign Companies Accountable Act (HFCAA) and
 Jinfeng Huang
FirstName  LastNameJinfeng Huang
Yatsen Holding  Ltd
Comapany
June 7, 2022NameYatsen Holding Ltd
June 7,
Page  3 2022 Page 3
FirstName LastName
         related regulations has impacted or could impact your company in the future. Also, expand the disclosure to discuss the potential impact of the Accelerating Holding Foreign
         Companies Accountable Act ("AHFCAA"), which has been passed by the United States
         Senate, if enacted.
Item 1A. Risk Factors
Risks Relating to Our Corporate Structure, page 16

6. Revise the risk factor to clarify that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
7. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
Data Security, page 31

9.       We note your disclosure regarding Cyberspace Administration of China
(CAC). In light of
         recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the
         CAC to date.
Holding Company Structure, page 112
 Jinfeng Huang
Yatsen Holding Ltd
June 7, 2022
Page 4

10. We note that the consolidated VIE constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
11. In connection with the requested condensed consolidating schedule, please also provide a roll-forward of the investment in subsidiaries and VIEs line item in the parent's financial statements.
General

12. Please revise the definition of China and PRC so that it does not exclude Hong Kong and
         Macau.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Al Pavot at (202) 551-3738 or Terence O'Brien at (202) 551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Joe McCann at (202) 551-6262 with any other questions.



FirstName LastNameJinfeng Huang                                Sincerely,
Comapany NameYatsen Holding Ltd
                                                               Division of
Corporation Finance
June 7, 2022 Page 4                                            Office of Life
Sciences
FirstName LastName